Exhibit 99.2

ProQR Announces First Quarter 2024 Operating and Financial Results

●	Preclinical proof of concept data for the AX-0810 program targeting NTCP for cholestatic diseases presented at ASGCT 27th Annual Meeting – Management to host webinar today at 8:00 am EDT to highlight data
●	Martin Maier, PhD nominated to Board with Annual General Meeting scheduled for May 22, 2024
●	Continued strength of leading IP estate around ADAR-mediated RNA editing highlighted with successful defense of challenge to granted patent in Europe
●	€102.7 million as of end of Q1 providing runway into mid-2026

LEIDEN, Netherlands & CAMBRIDGE, Mass., May 9, 2024 – ProQR Therapeutics NV. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today reported its financial and operating results for the first quarter ended March 31, 2024, and provided a business update.

“The preclinical proof of concept data for our NTCP program at ASGCT, demonstrating for the first time in the ADAR RNA editing field in vivo proof of target engagement with meaningful changes in biomarkers in NHPs marks an exciting milestone for ProQR and further supports the confidence we have in our Axiomer technology,” said Daniel A. de Boer, Founder and CEO of ProQR. “Moving forward, we expect multiple additional milestones this year as we progress our first editing oligonucleotide pipeline programs to the clinic in late 2024/early 2025. In the second half of the year, we will share translational data and more about our clinical plans for AX-0810, as well preclinical proof of concept and translational data for AX-1412 targeting B4GALT1 for cardiovascular diseases. As a company founded to make a difference for patients, we are eager to embark on this next stage in our evolution as the leading ADAR RNA editing company equipped with strong science driving a biomarker effect in preclinical models, a robust IP estate, a fruitful partnership with Eli Lilly, and cash runway into mid-2026.”

Recent Progress

●	In May, ProQR presented preclinical proof of concept in vitro and in vivo data for AX-0810 for Cholestatic Diseases targeting NTCP at the ASGCT Annual Meeting (poster P-705). ProQR scientists showed for the first time in the ADAR RNA editing field in vivo proof of target engagement (RNA editing) with meaningful changes in biomarkers in NHPs using Axiomer™ RNA Editing Oligonucleotides. Key data reported included:

o	Axiomer EONs can specifically modulate NTCP protein bile acids reuptake function while preserving expression of the protein. A strong correlation (R2 = 0.51) is reported between editing levels of NTCP and bile acids change in the serum in NHP in vivo.
o	An early generation of ProQR’s Axiomer editing oligonucleotides (EONs), EON1, yielded up to 29% editing of NTCP in the liver of non-human primates (NHPs) after a single dose and, importantly, this led to an 8-fold change in the serum biomarker bile acids 72 hours after treatment.
o	Further optimizations for EONs targeting NTCP have enabled achievement of up to 60% editing (in vitro).
o	Results reported in NHPs confirm findings in in vitro models and show translatability across models.
●	In May at the ASGCT Annual Meeting, ProQR and partner Eli Lilly presented preclinical data related to Axiomer in a poster presentation, P-726 titled “Complex Metabolism and Prolonged PK/PD of a GalNAc-Conjugated Editing Oligonucleotide (EON) in Mice”.
●	In April, the Company announced that Martin Maier, PhD, is nominated as a Board member in conjunction with its Annual General Meeting of Shareholders, scheduled for May 22, 2024 in Amsterdam, the Netherlands. Dr. Maier is currently Senior Vice President Research heading the Oncology group at Alnylam Pharmaceuticals and a member of ProQR’s Scientific Advisory Board who has significant knowledge and expertise in the field of RNA platforms, delivery technology, and has been involved in multiple RNA product approvals over the course of his tenure with Alnylam.
●	In April, ProQR announced it had achieved a successful defense of a new challenge to its Axiomer IP portfolio filed with the European Patent Office by a strawman against ProQR’s granted patent EP 3 507 366 B1, which relates to editing oligonucleotides that have certain chemical modifications in the base and/or ribose sugar to increase stability and recruit endogenous ADAR to edit the target adenosine.

Anticipated Upcoming Events

●	AX-0810 targeting NTCP for cholestatic diseases: clinical development candidate translational data to be reported, and design for the clinical trial to be shared in H2 2024 with program to advance to the clinic in late 2024/early 2025.
●	AX-1412 targeting B4GALT1 for cardiovascular diseases: preclinical proof of concept data and translational data to be reported in H2 2024 with program to advance to the clinic in late 2024/early 2025.
●	Potential initial Trident preclinical data in late 2024 – Trident is ProQR’s early stage RNA editing pseudouridylation platform designed to enable the suppression of nonsense mutations and premature stop codons, which can edit a uridine (U) into a pseudouridine.

●	Potential additional new pipeline target announcements in 2024.
●	Continue to execute on partnership with Eli Lilly and Company (Lilly), with potential additional data updates to come in 2024, along with potential additional milestone income from existing partnership, and potential option to exercise for expansion of deal to 15 targets, which would result in a $50 million opt-in payment to ProQR.
●	ProQR may selectively form new partnerships, which could include multi-target discovery alliances, or product alliances on specific programs.

Financial Highlights

At March 31, 2024, ProQR held cash and cash equivalents and short term financial assets of €102.7 million, compared to €118.9 million cash and cash equivalents at December 31, 2023. Net cash used in operating activities during the three-month period ended March 31, 2024 was €15.1 million, compared to €44.7 million generated for the same period last year. During the first quarter of 2024, the Company achieved a milestone in the collaboration agreement with Eli Lilly earning $1.0 million (€921,000), which was received in April.

Research and development (R&D) costs were €9.3 million for the quarter ended March 31, 2024 compared to €6.1 million for the same period last year.

General and administrative costs were €3.5 million for the quarter ended March 31, 2024 compared to €4.0 million for the same period last year.

Net loss for the three-month period ended March 31, 2024 was €7.7 million, or €0.09 per diluted share, compared to €8.9 million, or €0.11 per diluted share, for the same period last year. For further financial information for the period ended March 31, 2024, please refer to the Q1 financial report filing.

ASGCT Investor Webcast Details

The Company will host an investor webinar today (May 9, 2024 at 8:00 am EDT) with members of the ProQR Management Team to highlight the data presented in the poster session and will also conduct an analyst Q&A session.

To register for the webcast, please click here.

A live webcast of the event will be available under “Events” in the “Investors & Media” section of ProQR’s website at www.proqr.com/events. The archived webcast will be available for replay for approximately 30 days following the event.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About Biliary Atresia (BA) and Primary Sclerosing Cholangitis (PSC)

Cholestatic disorders refer to a group of diseases presenting excessive and toxic buildup of bile acids in the liver due to bile ducts dysfunction. This leads to liver damage and a range of debilitating symptoms. Without treatment, liver damage can progress through various stages, ultimately leading to liver failure and elevated risk of liver malignancy, affecting life expectancy. Cholestatic diseases remain leading causes of liver transplantation. There are no approved therapies for primary sclerosing cholangitis (PSC) for adults and biliary atresia (BA) for pediatrics It is estimated that 80,000 and 20,000 individuals have PSC and BA, respectively, in North America and in Europe.

About AX-0810 targeting NTCP

The majority of the bile acids present in the liver cells originate from the enterohepatic reuptake cycle. The key transporter responsible for hepatic uptake of bile acids from portal circulation is the sodium (Na+)-taurocholate cotransporting polypeptide (NTCP, SLC10A1 gene) expressed in the liver. AX-0810 is designed to introduce a loss of function variant in SLC10A1 RNA that has been found in human genetics to prevent re-uptake of bile acids in liver via NTCP. Based on its mechanism of action, AX-0810 has the potential to become a disease modifying treatment for PSC and BA primarily among other cholestatic diseases.

About Cardiovascular Diseases

Cardiovascular diseases (CVDs) are a group of health conditions that affect the heart and blood vessels, such as atherosclerosis which can lead to severe problems like heart attacks, heart failure, and stroke. CVDs represent the leading cause of disability and death in the world. Approximately 18 million people die every year from CVDs representing one third of all the global deaths. Despite available lipid lowering therapies and hypertension medications, the risk of CVDs is still projected to increase rapidly over the coming years.

About AX-1412 targeting B4GALT1

Gene–based analysis of rare beta-1,4-galactosyltransferase 1 (B4GALT1) missense variant (p.Asn352Ser) is known to lead to B4GALT1 protein loss of function and showed an association with decreased coronary artery disease. These beneficial effects are mediated by hypo-galactosylation of the apolipoprotein B100 and fibrinogen, known – independent – drivers of increased risk of CVDs. AX-1412 introduces a protective variant into B4GALT1 RNA to address the remaining residual risk of developing cardiovascular diseases. ProQR intends to advance AX-1412 targeting B4GALT1 to early clinical proof of concept stage, then would seek to partner this program.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical model data, our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, our Axiomer™ platform, including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and our ability to expand preclinical in vivo and in vitro data, the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto, our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development, the potential of our technologies and product candidates, the collaboration with Lilly and the intended and potential benefits thereof, including the receipt of milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration, our ability to selectively form new partnerships and enter into future collaborations, and our financial position and cash-runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Media contact:
Robert Stanislaro

FTI Consulting

T: +1 212 850 5657
robert.stanislaro@fticonsulting.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	March 31,	December 31,
	2024	2023
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	85,713	118,925
Financial asset - current	17,000	—
Prepayments and other receivables	3,821	1,538
Other taxes	621	523

Total current assets	107,155	120,986

Property, plant and equipment	16,721	16,897
Investments in financial assets	—	—

Total assets	123,876	137,883

Equity and liabilities
Equity
Equity attributable to owners of the Company	34,821	41,390
Total equity	34,821	41,390

Current liabilities
Borrowings	4,365	—
Lease liabilities	1,488	1,614
Derivative financial instruments	379	311
Trade payables	331	1,541
Social securities and other taxes	1,362	1,659
Deferred income	20,567	20,569
Other current liabilities	5,927	8,509

Total current liabilities	34,419	34,203

Borrowings	—	4,292
Lease liabilities	13,373	13,828
Deferred income	41,263	44,170

Total liabilities	89,055	96,493

Total equity and liabilities	123,876	137,883

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period
	ended March 31,
	2024	2023
	€1,000	€1,000
Revenue	4,450	655

Other income	210	42

Research and development costs	(9,283)	(6,060)
General and administrative costs	(3,452)	(4,026)
Total operating costs	(12,735)	(10,086)

Operating result	(8,075)	(9,389)
Finance income and expense	488	(544)
Results related to financial liabilities measured at fair value through profit or loss	(68)	670
Result on derecognition of financial liabilities	—	408

Result before corporate income taxes	(7,655)	(8,855)
Income taxes	(3)	—

Result for the period	(7,658)	(8,855)
Other comprehensive income (foreign exchange differences on foreign operation)	191	(219)

Total comprehensive income	(7,467)	(9,074)

Result attributable to
Owners of the Company	(7,658)	(8,933)
Non-controlling interests	—	78
	(7,658)	(8,855)
Total comprehensive income attributable to
Owners of the Company	(7,467)	(9,152)
Non-controlling interests	—	78
	(7,467)	(9,074)

Share information
Weighted average number of shares outstanding[1]	81,571,028	80,887,534

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.09)	(0.11)
Diluted loss per share[1]	(0.09)	(0.11)

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2023	84,246,967	3,370	412,540	29,052	1,212	(379,110)	67,064	(384)	66,680
Result for the period	—	—	—	—	—	(8,933)	(8,933)	78	(8,855)
Other comprehensive income	—	—	—	—	(219)	—	(219)	—	(219)
Recognition of share-based payments	—	—	—	1,095	—	—	1,095	—	1,095
Treasury shares transferred	(118,596)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(3,823)	—	3,823	—	—	—
Share options exercised / RSUs vested	118,596	—	—	(228)	—	228	—	—	—

Balance at March 31, 2023	84,246,967	3,370	412,540	26,096	993	(383,992)	59,007	(306)	58,701

Balance at January 1, 2024	84,248,384	3,370	412,894	25,159	817	(400,850)	41,390	—	41,390
Result for the period	—	—	—	—	—	(7,658)	(7,658)	—	(7,658)
Other comprehensive income	—	—	—	—	191	—	191	—	191
Recognition of share-based payments	—	—	—	736	—	—	736	—	736
Treasury shares transferred	(307,627)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(40)	—	40	—	—	—
Share options exercised / RSUs vested	307,627	—	162	(278)	—	278	162	—	162

Balance at March 31, 2024	84,248,384	3,370	413,056	25,577	1,008	(408,190)	34,821	—	34,821

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period
	ended March 31,

	2024	2023
	€1,000	€1,000
Cash flows from operating activities
Net result	(7,658)	(8,855)
Adjustments for:
— Depreciation	691	549
— Share-based compensation	736	1,095
— Financial income and expenses	(488)	544
— Results related to financial liabilities measured at fair value through profit or loss	68	(670)
— Result on derecognition of financial liabilities	—	(408)
— Income tax expenses	3	—

Changes in working capital	(9,224)	52,290
Cash (used in) / generated by operations	(15,872)	44,545

Corporate income tax paid	(3)	—
Interest received	932	180
Interest paid	(189)	—

Net cash (used in) / generated by operating activities	(15,132)	44,725

Cash flow from investing activities
Increase in financial asset - current	(17,000)	—
Purchases of property, plant and equipment	(732)	(136)
Sales of property, plant and equipment	—	47

Net cash used in investing activities	(17,732)	(89)

Cash flow from financing activities
Proceeds from exercise of share options	162	—
Repayment of lease liability	(581)	(259)

Net cash used in financing activities	(419)	(259)

Net (decrease) / increase in cash and cash equivalents	(33,283)	44,377

Currency effect cash and cash equivalents	71	(166)
Cash and cash equivalents, at beginning of the period	118,925	94,775

Cash and cash equivalents at the end of the period	85,713	138,986